TRITAURIAN CAPITAL, INCORPORATED

**FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION**

YEAR ENDED DECEMBER 31, 2025

TRITAURIAN CAPITAL, INCORPORATED

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2025

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-51062

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF ~~FIRM:~~ Tritaurian Capital, Incorporated

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS ~~OF PRINCIP~~AL PLACE OF BUSINESS: (Do not use a P.O. box no.)

430 Park Avenue, 19th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William B. Heyn	(212) 249-1827	wheyn@tritauriancapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.
(Name – if individual, state last, first, and middle name)

80 Washington Street, Building S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William B. Heyn _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Tritaurian Capital, Incorporated _____, as of December 31, _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:

Chief Executive Officer

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to ~~consolidated~~ statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to ~~consolidated~~ financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.







LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Sole Stockholder
Tritaurian Capital, Incorporated
New York, NY

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tritaurian Capital, Incorporated as of December 31, 2025, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Tritaurian Capital, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Tritaurian Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 12 through 13 has been subjected to audit procedures performed in conjunction with the audit of Tritaurian Capital, Inc.'s financial statements. The supplemental information is the responsibility of the entity's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.
We have served as the Tritaurian Capital, Incorporated's auditor since 2024.
Norwell, Massachusetts
January 19, 2026

Members of AICPA

80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com

A member of mgiworldwide

TRITAURIAN CAPITAL, INCORPORATED

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS

Cash	$ 528,319
Prepaid expenses	17,459
Total Assets	$ 545,778

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$ -

Stockholder's Equity:

Common stock – no par value, 100 shares authorized, issued and outstanding	47,497
Additional paid-in capital	419,719
Retained Earnings	78,562
Total Stockholder's Equity	545,778
Total Liabilities and Stockholder's Equity	$ 545,778

See accompanying notes to financial statements.

TRITAURIAN CAPITAL, INCORPORATED

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2025

Revenues:

Investment banking income	$ 246,200
Interest income	10,683
Total Revenue	256,883

Expenses:

Regulatory fees	21,367
Professional fees	8,960
Other operating expenses	784
Total Expenses	31,111
Net Income	$ 225,772

See accompanying notes to financial statements.

TRITAURIAN CAPITAL, INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2025

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balances, January 1, 2025	$ 47,497	$ 641,419	$ (147,210)	$ 541,706
Contributions		2,450		2,450
Distributions	-	(224,150)	-	(224,150)
Net Income	-	-	225,772	225,772
Balances, December 31, 2025	$ 47,497	$ 419,719	$ 78,562	$ 545,778

See accompanying notes to financial statements.

TRITAURIAN CAPITAL, INCORPORATED

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2025

Cash Flows From Operating Activities:

Net Income	$ 225,772
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
(Increase) decrease in operating assets:	
Prepaid expenses	40
Net Cash Provided By Operating Activities	225,812

Cash Flows From Financings:

Contributions	2,450
Distributions	(224,150)
Net Cash Used in Financing Activities	(221,700)
Increase in cash	4,112
Cash, Beginning of Year	524,207
Cash, End of Year	$ 528,319

See accompanying notes to financial statements.

TRITAURIAN CAPITAL, INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Note (1) - Nature of business:

Tritaurian Capital, Incorporated (the "Company") is incorporated in Delaware and is 100% owned by Tritaurian Holdings, Incorporated ("Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and member of Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company engages in (a) investment banking services limited to private placements of debt and equity instruments, which may be on a distributed ledger, and participation in underwriter selling groups; (b) corporate investment advisory services, including advice on corporate finance, capital structure, mergers and acquisitions, corporate restructuring; and (c) mutual fund retailing, selling of variable life insurance or annuities and real estate syndication.

Note (2) – Summary of significant accounting policies:

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly, reflect all significant receivables, payables and other liabilities.

(A) Investment banking revenue:

The Company earns fees from clients for private placements of debt and equity instruments, which may be on a distributed ledger, and participation in underwriter selling groups, advisory services fees for advice on corporate finance, capital structure, mergers and acquisitions, corporate restructuring and fees for mutual fund retailing, selling of variable life insurance or annuities and real estate syndication. Fees from private placements of securities are recognized when the agreed-upon services have been completed and performance under the agreement has been met through the closing of a transaction. Advisory fees, including mergers and acquisitions fees, general advisory fees and retainer fees are recognized when the agreed-upon services have been completed and performance under the agreement has been met though the provision of those services. The Company adopted the accounting standard ASC 606, Revenue from Contracts with Customers, and the related amendments to all contracts using the full retrospective method. There were no adjustments required related to the adoption of ASC 606.

TRITAURIAN CAPITAL, INCORPORATED

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

DECEMBER 31, 2025

Note (2) - Summary of significant accounting policies - cont'd:

(B) Income taxes:
The Company has elected and the stockholder has consented, to have the Corporation report its income or loss for Federal Corporation and state tax purposes as an "S" Corporation and as a Qualified Subchapter S Subsidiary. The Parent will report the net taxable income or loss in its corporate return. Therefore, no provisions are made for Federal or state income taxes in the accompanying financial statements.

(C) Cash and cash equivalents:
For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Cash balances are held with a major financial institution in New York. As of December 31, 2025, there were no cash equivalents.

(D) Financial instruments:
The Company adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. The Company does not have any financial instruments on or off its statement of financial condition that would be subject to ASC 326 and the adoption of ASC 326 did not have an effect on its statement of financial condition.

(E) Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

(F) Concentration of credit risk:
The Company maintains its cash in accounts that, at times, may exceed federally insured limits. Given the evolving nature of recent bank closures, the Company diligently considers its financial institution counterparties' standing. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

TRITAURIAN CAPITAL, INCORPORATED

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

DECEMBER 31, 2025

Note (2) - Summary of significant accounting policies - cont'd:

(G) Concentration of revenues
The Company performs corporate finance and investment banking activities. These activities generally involve a limited number of clients and transactions that have varying realization periods and result in fluctuating revenues. For the year ended December 31, 2025, three clients represented 100% of the Company's investment banking revenue, specifically 51%, 29% and 20%. The Company's Chief Executive Officer also serves as an advisory board member for the client that represented 29% of revenues.

Note (3) - Related party transactions:

The Company has entered into an expense sharing agreement with its Parent pursuant to Items 2 and 3 of the SEC Interpretation Letter dated July 11, 2003. During 2025, actual incurred professional services and legal fees pursuant to the expense sharing agreement amounted to $21,367 which were included in professional fees on the statement of operations of the parent company.

Note (4) – Accounting for income taxes:

The Company is organized in the State of Delaware as an "S" Corporation. The Company's Parent has made a Qualified Subchapter S Subsidiary Election. Accordingly, no provision for federal income taxes has been made in these financial statements because the Parent is responsible for reporting income or loss based upon the Company's reported income and expenses for income tax purposes on a consolidated basis. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has reviewed the Company's tax positions for the open tax years (current and prior three tax years) and concluded that no provision for income tax is required in the Company's financial statements. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to and including 2022.

TRITAURIAN CAPITAL, INCORPORATED

**NOTES TO FINANCIAL STATEMENTS
(CONTINUED)**

DECEMBER 31, 2025

Note (5) – Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of one class of service, Investment Banking. The company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. All revenue segments and significant expenses for the year ended December 31, 2025 are disclosed on the Statement of Income.

Note (6) – Net capital requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2025, the Company had net capital of $528,319, which exceeded its requirement of $5,000 by $523,319. The Company had a percentage of aggregate indebtedness to net capital of 0% as of December 31, 2025.

Note (7) Subsequent events:

(A) Financials

Management has evaluated subsequent events through January 19, 2026. No material changes have occurred in this period.

(B) Continuing Membership Application

On January 2, 2026, the Company signed a new Membership Agreement with FINRA to add several business lines to, among others, become a carrying broker-dealer. This will require the Firm to maintain a minimum net capital of $250,000 going forward pursuant to the SEC's Uniform Net Capital Rule SEA 15c3-1. Additionally, certain new business lines will operate pursuant to the full provisions of SEA 15c3-3 (the Customer Protection Rule).

TRITAURIAN CAPITAL, INCORPORATED

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2025

Computation of Net Capital

Stockholder's Equity	$ 545,778
Non-allowable assets:	
Prepaid expenses	17,459
Total non-allowable assets	17,459
Net capital before haircuts on proprietary positions	528,319
Haircuts	-
Net capital	528,319
Minimum net capital requirement - the greater of $5,000 or 6-2/3% of aggregate indebtedness of $ 0.	5,000
Excess net capital	$ 523,319
Ratio of aggregate indebtedness to net capital	0 to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	$ -
Total aggregate indebtedness	$ -

There are no material differences between the computation of the net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2025.

See report of independent registered accounting firm

TRITAURIAN CAPITAL, INCORPORATED

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3**

DECEMBER 31, 2025

Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 is not applicable for Tritaurian Capital, Incorporated at and for the year ended December 31, 2025.

Tritaurian Capital, Incorporated is exempt from providing this information as supported by Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by the SEC Staff.

Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 is not applicable for Tritaurian Capital, Incorporated at and for the year ended December 31, 2025.

Tritaurian Capital, Incorporated is exempt from providing this information.

See report of independent registered accounting firm







LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Sole Stockholder
Tritaurian Capital, Incorporated
New York, NY

We have reviewed management's statements, included in the accompanying exemption report, in which Tritaurian Capital, Incorporated stated that Tritaurian Capital, Incorporated's business activities are limited to investment banking services limited to private placements of debt and equity instruments and corporate investment advisory services and that it does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to its customers, carry accounts for its customers, or carry PAB accounts throughout the most recent fiscal year without exception. Tritaurian Incorporated's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tritaurian Capital, Incorporated's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

LMHS, P.C.

LMHS, P.C.

We have served as Tritaurian Capital, Incorporated's auditor since 2024.

Norwell, Massachusetts

January 19, 2026

Members of AICPA
80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com
A member of mgiworldwide

Tritaurian Capital, Incorporated Exemption Report

Tritaurian Capital, Incorporated (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) investment banking services limited to private placements of debt and equity instruments, which may be on a distributed ledger, and participation in underwriter selling groups; (2) corporate investment advisory services, including advice on corporate finance, capital structure, mergers and acquisitions, corporate restructuring; and/or (3) mutual fund retailing, selling of variable life insurance or annuities and real estate syndication and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Tritaurian Capital, Incorporated

I, William B. Heyn, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

William B. Heyn

William B. Heyn, Chief Executive Officer

January 19, 2026